TIOMIN RESOURCES INC.

News Release (TSX: TIO)

TIOMIN MAKES PROGRESS TOWARDS COMPLETING KEY CONDITIONS FOR 70% SALE OF TIOMIN KENYA

Jinchuan awaiting 'Comfort Letter' from the Government of Kenya

TORONTO – September 16, 2009 – Tiomin Resources Inc. ('Tiomin' or 'the Company') is pleased to report completion of two of the three key closing conditions required for the proposed sale of 70% of Tiomin Kenya Limited ('TKL') to the Jinchuan Group Limited ('Jinchuan'), China's top nickel producer. The status of the key closing conditions is summarized as follows:

1) **Obtained Waiver from Barrick Gold Corporation** ('Barrick') - Barrick, through its subsidiary, Pangea Goldfields Inc., has waived its right of first refusal with respect to the Kwale Project and various exploration licenses.

2) **Deed of Variation Received** - Tiomin has received from the Government of Kenya ('GoK') the fully executed Deed of Variation which extends, to ten years, the period granted to Tiomin Kenya Limited ('TKL') in 2004 to finance and build the project.

3) **Comfort Letter Outstanding** - Jinchuan has requested that the GoK provide a standard comfort letter concerning the transaction. Tiomin is in communication with the GoK and believes that such a letter will be forthcoming prior to closing the transaction.

Mr. Robert Jackson, President and CEO of Tiomin commented, "In 2006 Tiomin raised more than US$200 million in debt and equity to build the Kwale Project, but the GoK's failure to complete key actions according to schedule led to disastrous consequences. Although the GoK subsequently addressed numerous issues successfully, a comfort letter from the GoK will clearly demonstrate the continued commitment by the GoK to the Kwale Project. We sincerely hope that the GoK learned from the 2006 experience and will deliver this letter on time."

Tiomin has scheduled a Special Meeting of Shareholders on October 29, 2009 to obtain shareholders approval of the transaction. The closing of the Jinchuan investment transaction should close shortly after obtaining shareholder approval.

About Jinchuan Group Limited

Jinchuan is a major integrated non-ferrous metallurgical company engaged in mining, concentrating, smelting and chemical engineering that produces nickel, copper, cobalt, rare and precious metals and also some chemical products such as sulfuric acid, caustic soda, liquid chlorine, hydrochloric acid and sodium sulfite, together with some further processed nonferrous metals products. Jinchuan's output of nickel and platinum group metals respectively accounts for more than 90% of China's total production.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

For further information on Tiomin please contact:

Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231

Certain of the information contained in this news release constitutes 'forward-looking statements' within the meaning of securities laws. Such forward-looking statements, including but not limited to those with respect to the prices of metals and minerals, estimated future production and estimated costs of future production involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of mineral sand products, copper and gold, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the documents of the Company filed from time to time with the Ontario Securities Commission.